Cocrystal Pharma, Inc.

1860 Montreal Road

Tucker, Georgia 30084

October 5, 2017

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Ms. Ada Sarmento

Re:	Registration Statement on Form S-3;	File No. 333-220632

Dear Ms. Sarmento:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Cocrystal Pharma, Inc. (the “Company”) is hereby requesting that the Company’s Registration Statement on Form S-3 (File No. 333-220632) filed on September 26, 2017 be made effective on October 9, 2017 at 4:00 p.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 471-3516.

Very truly yours,

/s/ James Martin
James Martin
Chief Financial Officer

cc:

Brian S. Bernstein, Esq.

Michael D. Harris, Esq.